Exhibit 99.1

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$11,131,890	$8,136,179
Short-term investments	19,824,675	18,621,251
Accounts receivable, net	4,238,724	5,912,035
Accounts receivable - related parties	1,385,555	2,546,358
Inventories	4,455,065	5,173,458
Due from related parties	137,550	101,906
Prepaid expenses and other current assets	2,607,496	2,325,029
TOTAL CURRENT ASSETS	43,780,955	42,816,216

Operating lease right-of-use assets	175,803	256,117
Property, plant and equipment, net	3,337,796	1,460,286
Land use right, net	1,094,493	1,146,828
Deferred tax assets, net	134,447	121,322

TOTAL ASSETS	$48,523,494	$45,800,769

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$15,726,649	$11,322,440
Accounts payable	3,056,059	3,012,334
Accrued liabilities and other payables	450,453	431,003
Deferred revenue	346,410	671,414
Deferred revenue - related parties	114,030	125,663
Taxes payable	608,316	1,123,573
Due to related parties	275,741	280,553
Operating lease liabilities, current	159,420	185,154
TOTAL CURRENT LIABILITIES	20,737,078	17,152,134

NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	30,095	96,175
	30,095	96,175

TOTAL LIABILITIES	20,767,173	17,248,309

COMMITMENTS AND CONTINGENCIES		’

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00005 par value, 1,000,000,000 shares authorized, 156,547,100 shares were issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*	7,827	7,827
Additional paid-in capital	6,749,144	6,749,144
Statutory reserves	2,664,549	2,593,076
Retained earnings	19,860,865	20,021,346
Accumulated other comprehensive loss	(1,369,835)	(556,209)
TOTAL SHAREHOLDERS’ EQUITY	27,912,550	28,815,184
Non-controlling interest	(156,229)	(262,724)
TOTAL EQUITY	27,756,321	28,552,460

TOTAL LIABILITIES AND EQUITY	$48,523,494	$45,800,769

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Six Months ended March 31,
	2025	2024

REVENUE
Revenue - third party	$9,678,459	$9,380,513
Revenue - related party	203,046	1,176,378
Total revenue	9,881,505	10,556,891

COST OF REVENUE AND RELATED TAX
Cost of revenue	7,348,488	6,759,586
Business and sales related tax	130,495	60,975
Total cost of revenue and related tax	7,478,983	6,820,561

GROSS PROFIT	2,402,522	3,736,330

OPERATING EXPENSES
Selling expenses	747,258	358,768
General and administrative expenses	1,448,590	1,538,680
Research and development expenses	660,886	609,645
Total operating expenses	2,856,734	2,507,093

(LOSS) INCOME FROM OPERATIONS	(454,212)	1,229,237

OTHER INCOME
Interest income, net	301,535	681,588
Foreign exchange gain	58,857	414
Other income, net	122,384	102,164
Total other income, net	482,776	784,166

INCOME BEFORE INCOME TAX PROVISION	28,564	2,013,403

PROVISION FOR INCOME TAXES	19,566	309,013

NET INCOME	8,998	1,704,390

Less: net income (loss) attributable to non-controlling interest	98,006	(89,704)

NET (LOSS) INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	$(89,008)	$1,794,094

COMPREHENSIVE INCOME (LOSS)
Net income	8,998	1,704,390
Foreign currency translation (loss) gain	(805,137)	159,423
Comprehensive (loss) income	(796,139)	1,863,813
Less: comprehensive income (loss) attributable to non-controlling interest	106,495	(89,253)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	$(902,634)	$1,953,066

Earnings per common share - basic and diluted	$0.00	$0.01
Weighted average shares - basic and diluted*	156,547,100	156,401,198

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

						Accumulated
			Additional			Other	Total	Non-
	Ordinary Shares*		Paid in	Statutory	Retained	Comprehensive	Shareholders’	controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Equity	Interest	Equity
Balance at September 30, 2023	155,947,100	$7,797	$6,437,179	$2,010,890	$16,927,605	$(1,404,366)	$23,979,105	$-	$23,979,105

Issuance of ordinary shares	30,000	30	311,965	-	-	-	311,995	-	311,995
Net income (loss)	-	-	-	-	1,794,094	-	1,794,094	(89,704)	1,704,390
Statutory reserve	-	-	-	266,540	(266,540)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	158,972	158,972	451	159,423
Balance at March 31, 2024	155,977,100	$6,780	$391,775	$2,277,430	$18,455,159	$(1,245,394)	$26,244,166	$(89,253)	$26,154,913

Balance at September 30, 2024	156,547,100	$7,827	$6,749,144	$2,593,076	$20,021,346	$(556,209)	$28,815,184	$(262,724)	$28,552,460

Net income (loss)	-	-	-	-	(89,008)	-	(89,008)	98,006	8,998
Statutory reserve	-	-	-	71,473	(71,473)	-	-	-	-
Foreign currency translation gain (loss)	-	-	-	-	-	(813,626)	(813,626)	8,489	(805,137)
Balance at March 31, 2025	156,547,100	$7,827	$6,749,144	$2,664,549	$19,860,865	$(1,369,835)	$27,912,550	$(156,229)	$27,756,321

*	Retrospectively restated for effect of a 20-for-1 forward split on February 8, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$8,998	$1,704,390
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of operating lease right-of-use assets	72,050	48,105
Depreciation and amortization	131,260	120,046
Gain on disposition of property and equipment	-	2,590
Provision for (net recovery of) credit losses	27,919	(87,627)
Deferred income tax (benefit) provision	(17,271)	23,711
Short-term investments income	(47,500)	(11,655)
Changes in operating assets and liabilities:
Accounts receivable	1,451,739	(454,837)
Accounts receivable - related parties	1,078,992	(569,807)
Inventories	546,225	566,734
Prepaid expenses and other current assets	177,882	(1,308,346)
Accounts payable	145,648	(278,216)
Accrued liabilities and other payables	(103,533)	206,416
Deferred revenue	(303,500)	(171,223)
Deferred revenue - related parties	(7,430)	11,241
Taxes payable	(516,710)	291,899
Operating lease liabilities	(82,740)	(43,424)
Net cash provided by operating activities	2,562,029	49,997

Cash flows from investing activities:
Additions to property, plant and equipment	(2,051,134)	(83,680)
Additions to land use right	-	(980,692)
Proceeds from disposal of property and equipment	-	348
Prepayment for business acquisition	(500,000)	-
Payments for short-term investments	(5,280,383)	(16,136,000)
Redemption of short-term investments	3,642,753	8,810,675
Repayment of advances made to related parties	-	4,240,111
Net cash used in investing activities	(4,188,764)	(4,149,238)

Cash flows from financing activities:
Proceeds from sale of ordinary shares, net of issuance costs	-	311,995
Net proceeds from short-term bank loans	9,335,497	5,554,080
Repayment of short-term bank loans	(4,532,805)	-
Proceeds from amount due to related parties	98,397	138,223
Net cash provided by financing activities	4,901,089	6,004,298

Effect of exchange rate changes on cash	(278,643)	40,337

Net increase in cash	2,995,711	1,945,394

Cash, beginning of period	8,136,179	6,929,508

Cash, end of period	$11,131,890	$8,874,902

Supplemental disclosure information:
Cash paid for income tax	$31,633	$2,234
Cash paid for interest	$208,991	$93,256

Non-cash operating, investing and financing activities

Right of use assets obtained in exchange for operating lease liabilities	$-	$312,767

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

JIN MEDICAL INTERNATIONAL LTD. (“Jin Med” or the “Company”) was established under the laws of the Cayman Islands on January 14, 2020 as a holding company.

Jin Med owns 100% equity interest of Zhongjin International Limited (“Zhongjin HK”), an entity incorporated on February 25, 2020 in accordance with the laws and regulations in Hong Kong.

Erhua Medical Technology (Changzhou) Co., Ltd. (“Erhua Med”) was formed on September 24, 2020, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Zhongjin HK owns 100% equity interest of Erhua Med.

Jin Med, Zhongjin HK and Erhua Med are currently not engaging in any active business operations and merely acting as holding companies.

Changzhou Zhongjin Medical Equipment Co., Ltd. (“Changzhou Zhongjin”) was incorporated on January 26, 2006 in accordance with PRC laws. Changzhou Zhongjin has two wholly-owned subsidiaries, Zhongjin Medical Equipment Taizhou Co., Ltd. (“Taizhou Zhongjin”), incorporated on June 17, 2013, and Changzhou Zhongjin Jing’ao Trading Co., Ltd (“Zhongjin Jing’ao”), incorporated on December 18, 2014 in accordance with PRC laws.

Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd. (“Zhongjin Kangma”) was incorporated on August 21, 2023 in accordance with PRC laws. Changzhou Zhongjin owns an equity interest of 80% of Zhongjin Kangma, and the remaining 20% equity interest is owned by one shareholder.

Zhongjin Kangma Health Technology (Shanghai) Co., Ltd. (“Kangma Health”) was incorporated on February 19, 2025 in accordance with PRC laws. Zhongjin Kangma owns 100% equity interest of Kangma Health.

Changzhou Zhongjin, Taizhou Zhongjin, Zhongjin Jing’ao, Zhongjin Kangma and Kangma Health are collectively referred to as the “Zhongjin Operating Companies” below.

Zhongjin Medical Equipment Anhui Co., Ltd. (“Anhui Zhongjin”) was incorporated on October 7, 2023, as a WFOE in the PRC. Zhongjin HK owns 100% equity interest of Anhui Zhongjin. Anhui Zhongjin is currently not engaging in any active business operations.

The Company, through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in the design, development, manufacturing and sales of wheelchair and other living aids products to be used by people with disabilities or impaired mobility. The Company’s products are sold to distributors in both China and in the overseas markets.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on November 26, 2020. The Reorganization involved the incorporation of Jin Med, Zhongjin HK and Erhua Med, and signing of certain contractual arrangements (collectively, the “VIE Agreements”) between Zhongjin Technology, the shareholders of Changzhou Zhongjin and Changzhou Zhongjin. Consequently, the Company became the ultimate holding company of Zhongjin HK, Erhua Med, and through the contractual arrangements, WFOE, or Erhua Med, became the primary beneficiary of the Variable Interest Entity (“VIE”), Changzhou Zhongjin, and its subsidiaries. Pursuant to the VIE Agreements, Erhua Med has gained effective control over Changzhou Zhongjin. Therefore, Changzhou Zhongjin should be treated as a VIE under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Since Taizhou Zhongjin and Zhongjin Jing’ao are wholly-owned subsidiaries of Changzhou Zhongjin, they are further referenced as VIE’s subsidiaries.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Reorganization (continued)

The Company, together with its wholly owned subsidiaries, the VIE and the VIE’s subsidiaries, are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries has been accounted for at historical cost.

The unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jin Med	January 14, 2020	Cayman Island	Parent	Investment holding

Zhongjin HK	February 25, 2020	Hong Kong	100%	Investment holding

Erhua Med	September 24, 2020	PRC	100%	WFOE, Investment holding

Changzhou Zhongjin	January 26, 2006	PRC	VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Taizhou Zhongjin	June 17, 2013	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Jing’ao	December 18, 2014	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Kangma	August 21, 2023	PRC	80% controlled subsidiary of the VIE	Sales of wheelchair and other mobility products

Anhui Zhongjin	October 7, 2023	PRC	100%	Newly incorporated – not in operation yet

Kangma Health	February 19, 2025	PRC	100% controlled subsidiary of the Zhongjin Kangma	Newly incorporated – not in operation yet

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The VIE contractual arrangements

The Company’s main operating entities, Changzhou Zhongjin and its subsidiaries Taizhou Zhongjin, Zhongjin Jing’ao, Zhongjin Kangma and Kangma Health (or the “Zhongjin Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under the accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

Erhua Med, is deemed to have a controlling financial interest in and be the primary beneficiary of the Zhongjin Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Zhongjin Operating Companies that most significantly impact such entities’ economic performance, and

●	The right to receive benefits from, the Zhongjin Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Zhongjin Operating Companies shall pay service fees equal to all of their net profits after tax payments to Erhua Med. At the same time, Erhua Med has the right to receive substantially all of their economic benefits for accounting purposes. Such contractual arrangements are designed so that the operations of the Zhongjin Operating Companies are solely for the benefit of Erhua Med and ultimately, the Company, and therefore the Company must consolidate the Zhongjin Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIE and the shareholders of the VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIE and the VIE’s subsidiaries in its unaudited condensed consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE and the VIE’s subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and the VIE and the VIE’s subsidiaries.

The Company, Zhongjin HK and Erhua Med are essentially holding companies and do not have active operations as of March 31, 2025 and September 30, 2024. As a result, total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income presented on the unaudited condensed consolidated statement of comprehensive income (loss) as well as the cash flows from operating, investing and financing activities presented on the unaudited condensed consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the VIE and the VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries during the six months ended March 31, 2025 and 2024. Additionally, pursuant to the VIE Agreements, Erhua Med has the right to receive service fees equal to the VIE’s net profits after tax payments. None of these fees were paid to Erhua Med as of March 31, 2025. Accordingly, as of March 31, 2025 and September 30, 2024, Erhua Med had $12,586,142 and $12,911,547 consulting fee receivables due from the VIE and the VIE’s subsidiaries, respectively. These receivables were fully eliminated upon the consolidation.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	March 31, 2025	September 30, 2024
Current assets	$38,902,078	$37,842,016
Non-current assets	1,740,553	1,971,681
Total assets	$40,642,631	$39,813,697
Current liabilities	$20,567,126	$17,013,879
Non-current liabilities	30,095	96,175
Total liabilities	$20,597,221	$17,110,054

	For the Six Months Ended March 31,
	2025	2024
Net revenue	$9,881,505	$10,556,891
Net income	$207,608	$2,201,868

	For the Six Months Ended March 31,
	2025	2024
Net cash provided by operating activities	$2,919,587	$629,983
Net cash used in investing activities	$(4,297,134)	$(3,560,418)
Net cash provided by financing activities	$4,901,089	$5,692,303

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the Company’s unaudited condensed consolidated financial statement. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes for the years ended September 30, 2024 and 2023. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the expected credit losses for receivables, valuation of inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of March 31, 2025 and September 30, 2024, the Company does not have any cash equivalents.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks or financial institution with maturities within one year. The banks or financial institution invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 2.0% to 6.0% per annum. The carrying values of the Company’s short-term investments approximate fair value due to their short-term maturities. The interest earned is recognized in the unaudited condensed consolidated statements of comprehensive income (loss) over the contractual term of these investments.

The Company had short-term investments of $19,824,675 and $18,621,251 as of March 31, 2025 and September 30, 2024, respectively. The Company recorded interest income of $475,922 and $808,363 for the six months ended March 31, 2025 and 2024, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. As of March 31, 2025 and September 30, 2024, allowance for credit losses amounted to $106,801 and $81,734, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses

On October 1, 2023, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of October 1, 2023.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the unaudited condensed consolidated statements of comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Inventories

Inventories are stated at lower of cost or net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in cost of revenue in the unaudited condensed consolidated statements of comprehensive income (loss). The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The reversal of inventory written down is prohibited under the U.S. GAAP.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, due from related parties, short-term bank loans, accounts payable, due to related parties, accrued liabilities and other payable, and taxes payable, approximate the fair value of the respective assets and liabilities as of March 31, 2025 and September 30, 2024 based upon the short-term nature of the assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20–25 years
Leasehold improvements	Lesser of useful life and lease term
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of comprehensive income (loss).

Leases

The Company leases offices spaces and employee dormitories, which is classified as operating leases in accordance with ASC Topic 842, Leases (“Topic 842”). Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Company also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability. There was no impairment for operating lease right-of-use lease assets as of March 31, 2025 and September 30, 2024.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	46 -50 years

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property, plant and equipment, operating lease right-of-use assets and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2025 and September 30, 2024.

Revenue recognition

The Company generates its revenues primarily through sales of its products and recognizes revenue in accordance with ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

In accordance to ASC 606, the Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts. The Company’s revenue streams are recognized at a point in time when the control of goods is transferred to customer, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

The Company generally offers 10 years warranty for the frame of its wheelchairs, and one year warranty for other parts of wheelchairs, except for “wear items”, i.e. those parts that wear out, such as tires or brake pads, which are covered under a warranty for six months. Historically, warranty costs incurred was immaterial, and the warranty costs for the six months ended March 31, 2025 and 2024 were all $nil.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of March 31, 2025 and September 30, 2024. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products. The contract liability balance can vary significantly depending on the timing when cash is received and when shipment or delivery occurs. As of March 31, 2025 and September 30, 2024, other than deferred revenue, the Company had no other contract liabilities or deferred contract costs recorded on its unaudited condensed consolidated balance sheets, and the Company had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended March 31, 2025 and 2024 are as the following:

Geographic information

The summary of the Company’s total revenues by geographic market for the six months ended March 31, 2025 and 2024 was as follows:

	For the Six Months Ended March 31,
	2025	2024
China domestic market	$2,575,152	$2,661,717
Overseas market	7,306,353	7,895,174
Total revenue	$9,881,505	$10,556,891

Revenue by product categories

The summary of the Company’s total revenues by product categories for the six months ended March 31, 2025 and 2024 was as follows:

	For the Six Months Ended March 31,
	2025	2024
Wheelchair	$7,261,231	$7,694,373
Wheelchair components	991,901	842,681
Other products	1,628,373	2,019,837
Total revenue	$9,881,505	$10,556,891

Research and development expenses

In connection with the design and development of wheelchair and other living aids products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization of land use right, depreciation for property, plant and equipment used in the research and development activities. For the six months ended March 31, 2025 and 2024, research and development expenses were $660,886 and $609,645, respectively.

Non-controlling Interest

For the Company’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s unaudited condensed consolidated balance sheets and have been separately disclosed in the Company’s unaudited condensed consolidated statements of comprehensive income (loss) to distinguish the interests from that of the controlling shareholder.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended March 31, 2025 and 2024. The Company does not believe there was any uncertain tax provision at March 31, 2025 and September 30, 2024.

The Company’s subsidiaries, VIE and VIE’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the six months ended March 31, 2025 and 2024. As of March 31, 2025, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in the six months ended March 31, 2025 and 2024, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. For domestic sales of wheelchairs, VAT is exempted. Further, when exporting goods, the exporter is entitled to some or all of the refunds of the VAT paid or assessed when the Company completes all the required tax filing procedures. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for five years from the date of filing. VAT tax refunds associated with export sales amounted to $350,626 and $361,431 for the six months ended March 31, 2025 and 2024, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent interim period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of comprehensive income (loss).

As the warrants issued upon the initial public offering meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the treasury stock method, as if they had been converted at the beginning of the periods presented, or issuance date, if later. In computing diluted EPS, the treasury stock method assumes that outstanding potential common shares are exercised and the proceeds are used to purchase common share at the average market price during the period. Potential common shares may have a dilutive effect under the treasury stock method only when the average market price of the common share during the period exceeds the exercise price of the potential common shares. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2025 and September 30, 2024, there were no dilutive shares.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. Additionally, since February, 2022, the global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. However, economic activities continued to normalize as the effects of COVID-19 on people’s daily lives lessened, and, on the whole, the global economy was beginning to recover gradually. However, the uncertainties remain high for global economy, particularly centered around the recent U.S. policy trends, with relatively significant downside risks. The Company’s operation has not been impacted, however, due to the significant uncertainties around the further development of the conflict and U.S. policy, the potential additional sanctions and other volatilities that could be brought to the global market, it is impossible to predict the extent to which the Company’s operation and business may be impacted.

Foreign currency translation

The functional currency for Jin Med is U.S Dollar (“US$” or “$”). Zhongjin HK uses Hong Kong dollar (“HK$”) as its functional currency. However, Jin Med and Zhongjin HK currently only serve as holding company and do not have active operation as of the date of this report. The Company’s functional currency for its PRC subsidiaries is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. Dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended March 31,		For the Year Ended September 30,
	2025	2024	2024
Period-end spot rate	US$1=RMB 7.2579	US$1=RMB 7.2221	US$1=RMB 7.0149
Average rate	US$1=RMB 7.2323	US$1=RMB 7.1828	US$1=RMB 7.1918

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the unaudited condensed consolidated statements of comprehensive income (loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee benefit expenses

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the unaudited condensed consolidated statements of comprehensive income (loss) amounted to $222,391 and $244,722 for the six months ended March 31, 2025 and 2024, respectively.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing October 1, 2024 and the adoption of the ASU does not have a material effect on its unaudited condensed consolidated financial statements.

Based on the criteria established by ASC 280, the Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making operating decisions. The Company manages assets on a consolidated basis as reported on the unaudited condensed consolidated balance sheets.

The Company’s CODM uses consolidated net income as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the unaudited condensed consolidated statements of comprehensive income (loss) and include cost of revenues, selling expenses, general and administrative expenses and research and development expenses. For significant segment expenses incurred during the six months ended March 31, 2025 and 2024, refer to Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the adoption of this ASU is not expected to have a material impact on its unaudited condensed consolidated financial statements.

In November 2024, FASB issued ASU No. 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities (“PBEs”) to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. This ASU is effective for fiscal years beginning after December 15, 2026 and interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt this guidance effectively October 1, 2027 and the adoption of this ASU is not expected to have a material impact on its unaudited condensed consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	March 31, 2025	September 30, 2024
Accounts receivable	$4,345,525	$5,993,769
Less: allowance for credit losses	(106,801)	(81,734)
Accounts receivable, net	$4,238,724	$5,912,035

The Company’s accounts receivable primarily includes balances due from customers when the Company’s wheelchair and living aids products have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

For accounts receivable, approximately 59.3%, or $2.5 million of the March 31, 2025 balance have been subsequently collected. The remaining balance of approximately $1.7 million is expected to be collected before March 31, 2026.

Allowance for credit losses movement is as follows:

	March 31, 2025	September 30, 2024
Beginning balance	$81,734	$125,448
Additions (reductions)	27,919	(47,515)
Foreign currency translation adjustments	(2,852)	3,801
Ending balance	$106,801	$81,734

NOTE 4 — INVENTORIES

Inventories consisted of the following:

	March 31, 2025	September 30, 2024
Raw materials	$2,098,026	$2,060,514
Work-in-progress	1,468,139	1,745,523
Finished goods	888,900	1,367,421
Inventories	$4,455,065	$5,173,458

Included in inventory amount is an inventory written down for slow moving items, consisting of raw materials of $781,567 and $720,533, finished goods of $35,139 and $37,524, work-in-progress of $42,818 and $41,474 as of March 31, 2025 and September 30, 2024, respectively.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	March 31, 2025	September 30, 2024
Other receivable (1)	$152,488	$181,309
Advance to suppliers (2)	1,640,844	1,944,139
Prepayment for business acquisition (3)	500,000	-
Tax recoverable	224,645	34,093
Prepaid expenses (4)	89,519	165,488
Prepaid expenses and other current assets	$2,607,496	$2,325,029

(1)	Other receivables primarily include advances to employees for business development, rental security deposit for the Company’s office lease and balances to be collected from third-party entities that do not relate to the Company’s normal sales activities.

(2)	Advance to suppliers consists of advances to suppliers for purchasing of raw materials that have not been received. As of March 31, 2025, the aging of approximately 24% of our advance to suppliers are within six months. For balance of advance to suppliers aged more than six months, approximately 20% of the balance were subsequently utilized as of the date of the report, and the remaining balance is expected to be utilized by December 2025.

(3)	The amount pertains to prepaid purchase consideration made for the acquisition of a subsidiary. The Company made a partial payment of the consideration during the six months ended March 31, 2025. Due to the termination of the acquisition, the prepayment is expected to be refunded by December 2025.

(4)	Prepaid expenses primarily include prepaid marketing planning service fees and professional fees.

NOTE 6 — LEASES

The Company leases offices spaces and employee dormitories under non-cancelable operating leases, with expiration dates between 2025 and 2037. In addition, on April 20, 2014, Taizhou Zhongjin signed a lease agreement with the landlord to lease a factory building for 20 years, with annual rent of approximately $39,000 (RMB 250,000). Taizhou Zhongjin invested a total of approximately $0.79 million (RMB 5 million) in leasehold improvements to the leased factory. Pursuant to the lease agreement, the annual rent expense was waived by the landlord to offset against the leasehold improvements until the end of the lease.

The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses are recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31, 2025	September 30, 2024
Operating lease right-of-use assets	$175,803	$256,117

Operating lease liabilities – current	$159,420	$185,154
Operating lease liabilities – non-current	30,095	96,175
Total operating lease liabilities	$189,515	$281,329

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2025 and September 30, 2024:

	March 31, 2025	September 30, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.38	1.82
Weighted average discount rate	3.0%	3.0%

During the six months ended March 31, 2025 and 2024, the Company incurred total operating lease expenses of $149,460 and $88,469, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2025:

Remainder of 2025	$104,253
2026	88,324
Total lease payments	192,577
Less: imputed interest	(3,062)
Present value of lease liabilities	$189,515

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	March 31, 2025	September 30, 2024
Buildings	$2,408,759	$2,492,661
Machinery and equipment	1,815,545	1,876,477
Automobiles	236,054	244,277
Office and electric equipment	599,562	616,308
Leasehold improvements	351,508	363,753
Construction in progress (1)	2,037,487	-
Subtotal	7,448,915	5,593,476
Less: accumulated depreciation	(4,111,119)	(4,133,190)
Property, plant and equipment, net	$3,337,796	$1,460,286

(1)	The Company constructed a new manufacturing facility in Chuzhou City, Anhui, to expand the production capacity for its premium mobility products, particularly mid-to-high-end electric wheelchairs and senior mobility scooters. The investment budget for the new manufacturing facility is approximately RMB73.2 million (approximately $10.1 million) after VAT deduction. The construction is expected to be completed in October 2025. As of March 31, 2025, total cost incurred for the construction was $2,037,487 (approximately RMB14.8 million).

Depreciation expense was $117,478 and $112,713 for the six months ended March 31, 2025 and 2024, respectively.

NOTE 8 — LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	March 31, 2025	September 30, 2024
Land use rights	$1,192,130	$1,233,656
Less: accumulated amortization	(97,637)	(86,828)
Land use right, net	$1,094,493	$1,146,828

Amortization expense was $13,782 and $7,333 for the six months ended March 31, 2025 and 2024, respectively.

Estimated future amortization expense for land use rights is as follows:

Years ending March 31,
2026	$24,227
2027	24,227
2028	24,227
2029	24,227
2030	24,227
Thereafter	973,358
$1,094,493

NOTE 9 — SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	March 31, 2025	September 30, 2024
Industrial and Commercial Bank of China (1)	$4,134,000	$4,278,000
China Merchants Bank (2)	1,378,000	1,426,000
Agricultural Bank of China (3)	2,740,842	2,837,740
Jiangsu Bank (4)	4,134,000	1,426,000
China Construction Bank (5)	2,030,707	-
Bank of Nanjing (6)	1,309,100	1,354,700
Total short-term bank loans	$15,726,649	$11,322,440

The terms of the various loan agreements related to short-term bank loans contain certain restrictive covenants which, among other things, require the Company to maintain positive net income and certain financial indicators. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, disposing the Company’s business or assets, providing loans or guarantees to third parties, etc. The Company was in compliance with such covenants as of March 31, 2025 and September 30, 2024.

(1)	On July 31, 2024, August 12, 2024 and August 20, 2024, Changzhou Zhongjin entered into three loan agreements with Industrial and Commercial Bank of China to borrow $1,378,000 (RMB 10.0 million), $1,378,000 (RMB 10.0 million) and $1,378,000 (RMB 10.0 million) as working capital for one year, with a maturity date of July 28, 2025, August 5, 2025 and August 11, 2025, respectively. These loans have a fixed interest rate of 3% per annum. One of the loans was repaid in full upon maturity.

(2)	On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,426,000 (RMB 10.0 million) as working capital. The loan has a fixed interest rate of 2.80% per annum and matures in one year. The Company’s major shareholder Mr. Erqi Wang, signed a maximum guarantee agreement with China Merchants Bank to provide personal credit guarantees for the loan. The loan was repaid in full upon maturity.

On December 31, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,378,000 (RMB 10.0 million) as working capital for one year, with a maturity date of December 29, 2025. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”) minus 31 basis points, with every three months adjustments starting from the loan disbursement date. In addition, Changzhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loan from China Merchants Bank.

(3)	On January 3, 2024, Changzhou Zhongjin entered into a loan agreement with Agricultural Bank of China to borrow $2,837,740 (RMB 19.9 million) as working capital. The loan has a fixed interest rate of 2.95% per annum and matures in one year. The loan was repaid in full upon maturity.

On December 19, 2024 and December 24, 2024, Changzhou Zhongjin entered into two loan agreements with Agricultural Bank of China to borrow $1,364,220 (RMB 9.9 million) and $1,376,622 (RMB 9.99 million) as working capital for one year, with a maturity date of December 18, 2025 and December 23, 2025, respectively. The loans have a fixed interest rate of 2.95% per annum.

(4)	On July 30, 2024, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow $1,378,000 (RMB 10.0 million) as working capital. The loan has a fixed interest rate of 3% per annum and matures in one year. The loan was repaid in full upon maturity.

On March 24, 2025, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow $2,756,000 (RMB 20.0 million) as working capital, with a maturity date of October 28, 2025. The loan has a fixed interest rate of 2.8% per annum.

NOTE 9 — SHORT-TERM BANK LOANS (continued)

(5)	On November 25, 2024, November 29, 2024 and December 27, 2024, Taizhou Zhongjin entered into three loan agreements with China Construction Bank to borrow $661,440 (RMB 4.8 million), $716,560 (RMB 5.2 million) and $661,440 (RMB 4.8 million) as working capital for one year, with a maturity date of November 24, 2025, November 28, 2025 and December 26, 2025, respectively. The net outstanding balance of these loans was $2,030,707, net off the deferred financing cost of $36,293. The loans have a fixed interest rate of 2.6% per annum.

On December 3, 2024, Taizhou Zhongjin entered into another loan agreement with China Construction Bank to borrow $27,560 (RMB 0.2 million) as working capital for six months, with a maturity date of June 3, 2025. The loan has a fixed interest rate of 2.95% per annum. The loan was repaid in full upon maturity.

(6)	On August 28, 2024, Taizhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,309,100 (RMB 9.5 million) as working capital for one year, with a maturity date of August 27, 2025. The loan has a fixed interest rate of 3.45% per annum. The loan is guaranteed by the Company’s major shareholder Mr. Erqi Wang. In addition, Taizhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loan from Bank of Nanjing.

The Company incurred interest expenses of $208,991 and $93,256 for the six months ended March 31, 2025 and 2024, respectively.

NOTE 10 — RELATED PARTY TRANSACTIONS

a. Accounts receivable - related parties

Accounts receivable - related parties consists of the following:

Name	Related party relationship	March 31, 2025	September 30, 2024
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	$1,179,981	$1,492,024
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	192,121	911,987
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	12,158	141,007
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	1,295	1,340
Subtotal		1,385,555	2,546,358
Less: allowance for credit losses		-	-
Total accounts receivable, net - related parties		$1,385,555	$2,546,358

NOTE 10 — RELATED PARTY TRANSACTIONS (continued)

b. Due from related parties

Due from related parties consists of the following:

Name	Related party relationship	March 31, 2025	September 30, 2024
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	$128,042	$101,906
Mr. Erqi Wang (1)	CEO and controlling shareholder of the Company	9,508	-
Total due from related parties		$137,550	$101,906

(1)	The Company has advanced cash to the Company’s CEO, Mr. Erqi Wang, for business purpose. Such advances are non-interest bearing and due upon demand. The amount of due from a related party as of March 31, 2025 has been subsequently collected as the date of this report.

c. Deferred revenue – related parties

Deferred revenue – related parties consist of the following:

Name	Related party relationship	March 31, 2025	September 30, 2024
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	$109,784	$121,269
Jinmed International Co., Ltd.	An entity controlled by the CEO	4,246	4,394
Total deferred revenue – related parties		$114,030	$125,663

d. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	March 31, 2025	September 30, 2024
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$253,327	$257,359
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of Zhongjin Kangma	21,119	21,854
Changzhou Zhongjian Kanglu Information Technology Co., Ltd	An entity controlled by the CEO	661	684
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	634	656
Total due to related parties		$275,741	$280,553

The balance due to related parties was mainly comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

NOTE 10 — RELATED PARTY TRANSACTIONS (continued)

e. Revenue from related parties

Revenue from related parties consists of the following:

		For the Six Months Ended March 31,
Name	Related party relationship	2025	2024
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$115,980	$227,339
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	87,066	-
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	409,377
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	-	539,662
Total revenue from related parties		$203,046	$1,176,378

NOTE 11 — TAXES

(a) Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Zhongjin HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, it did not generate any assessable profits arising in or derived from Hong Kong for the six months ended March 31, 2025 and 2024, and accordingly no provision for Hong Kong profits tax has been made in these periods.

NOTE 11 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

PRC

Erhua Med, Anhui Zhongjin, Changzhou Zhongjin and its subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Changzhou Zhongjin and Taizhou Zhongjin, the VIE and VIE’s main operating subsidiary in the PRC, were approved as HNTEs and are entitled to a reduced income tax rate of 15% beginning November 2018 and November 2019, respectively, which are valid for three years. Changzhou Zhongjin successfully renewed their HNTE status with local government in November 2021 and December 2024 and continued to enjoy the reduced income tax rate of 15% for another three years. In November 2022, Taizhou Zhongjin successfully renewed its HNTE certification with local government and continued to enjoy the reduced income tax rate of 15% for another three years through November 2025.

In addition, based on the EIT Law of PRC, and according to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the State Administration of Taxation on January 18, 2019 and April 2, 2021, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% (the rate was further reduced to 2.5% for the period from January 1, 2021 to December 31, 2022), and the portion between RMB1 million and RMB3 million is subject to a reduced rate of 10%. The policy is effective for the period from January 1, 2019 to December 31, 2022. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2027. Zhongjin Jing’ao, Zhongjin Kangma and Anhui Zhongjin are qualified as a small-scale minimal profit enterprise for the six months ended March 31, 2025 and 2024.

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2025 and 2024 were reported at a reduced rate for both Changzhou Zhongjin and Taizhou Zhongjin for being approved as HNTEs and enjoying a reduced income tax rate at 15% instead of 25%, and Zhongjin Jing’ao is qualified as a small-scale minimal profit enterprise for a further reduced income tax rate of 5%. The impact of the tax holidays noted above decreased the Company’s income taxes by $80,901 and $294,310 for the six months ended March 31, 2025 and 2024, respectively. The effect of the tax holidays on net income per share (basic and diluted) was immaterial for the six months ended March 31, 2025 and 2024.

NOTE 11 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

The components of the income tax provision are as follows:

	For the Six Months Ended March 31
	2025	2024
Current tax provision
BVI	$-	$-
Hong Kong	-	-
PRC	36,837	285,302
	36,837	285,302
Deferred tax (benefit) provision
BVI	-	-
Hong Kong	-	-
PRC	(17,271)	23,711
	(17,271)	23,711
Income tax provision	$19,566	$309,013

Deferred tax assets, net are composed of the following:

	March 31, 2025	September 30, 2024
Deferred tax assets:
Net operating loss carry-forwards	$99,880	$367,554
Inventory written down	128,929	119,930
Allowance for credit losses	16,212	12,458
Total	245,021	499,942
Valuation allowance	(110,574)	(378,620)
Total deferred tax assets, net	$134,447	$121,322

Movement of the valuation allowance:

	March 31, 2025	September 30, 2024
Beginning balance	$378,620	$15,688
Current year (reduction) addition	(256,227)	353,156
Exchange difference	(11,819)	9,776
Ending balance	$110,574	$378,620

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in Zhongjin Jing’ao, Zhongjin Kangma and Anhui Zhongjin. The Company provided a 100% allowance for their deferred tax assets as of March 31, 2025.

NOTE 11 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended March 31, 2025 and 2024:

	For the Six Months Ended March 31,
	2025	2024
China Income tax statutory rate	25.0%	25.0%
Effect of PRC tax holiday	71.9%	(14.6)%
Permanent difference	30.3%	-
Research and development tax credit	(347.1)%	(6.8)%
Non-PRC entity not subject PRC income tax	206.5%	5.7%
Change in valuation allowance	81.9%	6.5%
Others	-	(0.5)%
Effective tax rate	68.5%	15.3%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2025, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	March 31, 2025	September 30, 2024
Income tax payable	$608,316	$809,389
Value added tax payable	-	306,183
Other taxes payable	-	8,001
Total taxes payable	$608,316	$1,123,573

NOTE 12 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

As of March 31, 2025 and September 30, 2024, $12,431 and $231,811 of the Company’s cash was deposited at financial institutions outside of PRC, $11,109,782 and $7,895,710 of the Company’s cash was on deposit at financial institutions in mainland China, and $1,274 and $1,540 of the Company’s cash was on deposit at financial institutions in Hong Kong. None of the Company cash deposited at financial institutions maintain insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash on bank accounts. For the six months ended March 31, 2025 and 2024, the Company’s substantial assets were located in the PRC and all of the Company’s revenues were derived from its subsidiaries located in the PRC.

NOTE 12 — CONCENTRATIONS (continued)

For the six months ended March 31, 2025 and 2024, one customer accounted for approximately 57.1% and 53.7% of the Company’s total revenue. Sales to the subsidiaries of this customer accounted for approximately 9.9% and 5.7% of the Company’s total revenue for the six months ended March 31, 2025 and 2024, respectively. In aggregate, sales to this customer and its subsidiaries represent approximately 67.0% and 59.4% of the Company’s total revenue for the six months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, four customers accounted for 36.5%, 23.4%, 20.6% and 10.9% of the accounts receivable balance. As of September 30, 2024, four customers accounted for 28.3%, 24.4%, 17.5% and 10.6% of the accounts receivable balance.

For the six months ended March 31, 2025 and 2024, no supplier accounted for more than 10% of the Company’s total purchases, respectively.

As of March 31, 2025 and September 30, 2024, one supplier accounted for 13.8% and 10.3% of the accounts payable balance, respectively.

NOTE 13 — SHAREHOLDERS’ EQUITY

Ordinary Shares

On February 8, 2024, the Company formally executed a forward stock split of its ordinary shares at a ratio of one pre-split ordinary share to 20 post-split ordinary shares. After the stock split, the authorized number of ordinary shares became 1,000,000,000, increased from 50,000,000 pre-split shares. The par value changed from $0.001 to $0.00005 accordingly. The number of shares and per share data are presented herein have been retroactively adjusted to give effect to the stock split.

Upon the incorporation of the Company, 400,000,000 ordinary shares were issued. On October 28, 2022, the original shareholders of the Company surrendered 265,000,000 ordinary shares for no consideration. As a result, on a retrospective basis, 135,000,000 ordinary shares were issued and outstanding as of September 30, 2022 and 2021.

Initial Public Offering

On March 30, 2023, the Company closed its initial public offering (the “Offering”) of 20,000,000 ordinary shares at a public offering price of $0.4 per share for total gross proceeds of $8,000,000 before deducting underwriting discounts and offering expenses. Net proceeds of the Company’s Offering were approximately $6.8 million. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 3,000,000 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On April 6, 2023, the underwriter partially exercised the over-allotment option to purchase an additional 947,100 ordinary shares for total gross proceeds of $378,840 before deducting underwriting discounts and commissions. As of May 14, 2023, the remaining options were expired. The Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “ZJYL” on March 28, 2023.

NOTE 13 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party. As of March 31, 2025 and September 30, 2024, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,664,549 and $2,593,076, respectively, and total restricted net assets amounted to $2,751,108 and $2,679,635, respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

Capital commitment

The Company entered into a subcontract agreement for the construction of a new manufacturing facility in Chuzhou City, Anhui, to expand the production capacity for our premium mobility products, particularly mid-to-high-end electric wheelchairs and senior mobility scooters. The total future minimum capital commitment contracted as of March 31, 2025 are payables as follows:

Twelve months ending March 31,
2026	$6,143,673
2027	1,626,434
2028	-
2029	94,804
2030	-
Thereafter	189,607
$8,054,518

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs and manufactures quality wheelchair and other living aids products. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

NOTE 16 — SUBSEQUENT EVENTS

On June 23, 2025, Changzhou Zhongjin entered into a loan agreement with Industrial and Commercial Bank of China to borrow an aggregate principal amount of $2,756,000 (RMB 20.0 million) as working capital for one year, pursuant to which, the loan shall be disbursed in two tranches. On June 24, 2025 and July 15, 2025, Changzhou Zhongjin received the loans of $1,378,000 (RMB 10.0 million) and $1,378,000 (RMB 10.0 million) with a maturity date of June 15, 2026 and June 22, 2026, respectively. The loans have a fixed interest rate of 2.8% per annum.

The Company evaluated the subsequent events through August 20, 2025, which is the date of the issuance of these unaudited condensed consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.